[Versatel Logo]
                                                                   PRESS RELEASE


     Versatel Commences Netherlands Suspension of Payments and US Chapter 11 Proceedings with the Full Support of over 65 percent of its Bondholders

         Secures Commitment for (euro)150 Million Credit upon Completion of Restructuring

       Announces that EBITDA Profit is Achieved Ahead of Schedule in 2Q02

Amsterdam, 19 June 2002 - Versatel Telecom International N.V. today announced that in order to accelerate its financial restructuring it has voluntarily, and with the full support of a majority of its bondholders, commenced a suspension of payments proceeding in The Netherlands in respect of the holding company, Versatel Telecom International N.V. It will also be commencing a corresponding Chapter 11 proceeding in the United States. These proceedings do not involve Versatel's operating subsidiaries, employees, suppliers and operating assets, thereby ensuring normal service continuity for Versatel's customers.

The decision to implement the financial restructuring through these proceedings is fully supported by bondholders, including the bondholder committee (the "Committee"), who collectively own over 65 percent of initial principal amount of Versatel's outstanding high yield and convertible notes (together, the "Bonds"). This support represents a substantial increase over the 33 percent that was announced in March 2002. This additional support is the result of a proactive bondholder initiative and indicates strong support for the restructuring amongst Versatel's bondholders.

Versatel also announced today that it has obtained a commitment for a (euro)150 million credit facility that, subject to certain customary conditions, will be available to the company upon successful completion of its financial restructuring. Versatel believes that the availability of this credit facility will fully fund its business plan, as well as add financial and operating flexibility for the future.

In addition, Versatel announced that it will generate positive adjusted EBITDA in the second quarter of 2002, two quarters ahead of its prior guidance and that it expects full year adjusted EBITDA to exceed its prior guidance that it would be between breakeven and (euro)5 million.

Akkoord and Chapter 11 Proceedings
----------------------------------
The principal purpose of the financial restructuring is to eliminate all of Versatel Telecom International N.V.'s outstanding debt and associated interest expense. In order to accelerate the financial restructuring, Versatel and a majority of its bondholders have chosen to complete the restructuring by means of a voluntary pre-arranged composition, known as an Akkoord, in a suspension of payments proceeding in The Netherlands, and a Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V. These proceedings will have no material impact on any of Versatel's operating subsidiaries, customers, employees or trade creditors. As a first step in this process, Versatel Telecom International N.V. filed with the Dutch court and will be filing with the US court for suspension of payments and protection from its creditors, which consist almost entirely of holders of its Bonds. In taking this decision, Versatel is supported by a large majority of its bondholders and is convinced that it is in the best interest of all its stakeholders to restructure its debt as quickly as possible and avoid further delays in starting the formal process. In connection with the commencement of these proceedings, Versatel will be withdrawing its registered exchange offer.

No changes in network availability or customer services
-------------------------------------------------------
Both Dutch and US restructuring legislation permit companies to restructure their debts without jeopardizing their operations by reaching agreement with the requisite majority of their creditors. The Dutch and US court proceedings involve only Versatel Telecom International N.V., the holding company for the group. The court proceedings do not involve any of the operating subsidiaries that hold substantially all of the fixed assets and contracts relating to the group's employees, suppliers and customers. As a result, these court proceedings will not impact any service or obligation to customers, suppliers, employees or other existing creditors, each of whom have relationships with Versatel's operating subsidiaries and not with the holding company. In addition, Versatel would like to emphasize that during and after the restructuring there will be no changes in the availability or quality of its network.

Full Support of Bondholders
---------------------------
Versatel continues to receive strong support from the Committee and other bondholders who have also agreed to support this restructuring. As a result, bondholders owning over 65 percent of Versatel's Bonds have agreed to fully support the financial restructuring. During the court proceedings, Versatel will seek votes from all bondholders in favor of the restructuring. Given the current level of bondholder support, the company does not foresee difficulties in obtaining sufficient votes.

The restructuring provides that all bondholders will receive cash and shares in the company (equivalent to 80 percent of the company's post restructuring share capital) in exchange for the cancellation of all of the Bonds. In addition, the restructuring provides that Versatel's existing shareholders will retain a 20 percent interest in the company and receive warrants, at no cost to them, exercisable during the two-year period following the restructuring, to purchase an additional 4 percent of the company's shares at a price of (euro)1.50 per share.

Versatel's current shareholders gave their approval for the issuance of the new shares and the new warrants at the last Annual General Shareholders Meeting, which was held on May 2, 2002.

(euro)150 Million Credit Facility
---------------------------------
Upon completion of the restructuring, Versatel will emerge as a debt-free company in a substantially stronger financial and operating position. The extraordinary gain from the early retirement of the Bonds will create a substantially positive net equity position for the company, which will alleviate the strafbankje, or "penalty bench", position of Versatel's shares on Euronext. In addition, subject to customary conditions and the successful completion of the restructuring, GE Capital has agreed to provide Versatel with a (euro)150 million credit facility. After successful completion of the restructuring, Versatel's cash balance, excluding the credit facility, will provide it with sufficient funding until at least the beginning of the second quarter of 2003. An initial amount of (euro)50 million under the credit facility is available immediately following the completion of the restructuring, with the remaining
(euro)100 million subject to financial performance. Given its previously announced funding gap of less than (euro)50 million, Versatel believes that the credit facility will fully fund the company's business plan and operations.

EBITDA Positive
---------------
Versatel is pleased to announce that in the second quarter of 2002 it will generate positive adjusted EBITDA (earnings before interest, tax, depreciation and amortization) for the first time in the company's history and two quarters ahead of prior guidance and that it expects full year adjusted EBITDA to exceed its prior guidance that it would be between breakeven and (euro)5 million. Profitability and cash flow generation continue to be the main focus of management and this is a major step towards generating positive free cash flow. The improvement in EBITDA is driven mainly by Versatel's ability to leverage its dense local asset base, its focus on customer profitability and targeted sales growth and the cost savings achieved from its organizational restructuring in 2001.

Timing
------
Versatel anticipates that the Akkoord proceeding in the Dutch Courts and the Chapter 11 proceeding in the US courts will be completed by the end of September 2002.

                                     - END -

The statements contained in this press release that are not historical facts are "forward looking statements," including statements concerning Versatel's anticipated restructuring and elimination of its debt, ability to successfully continue as a going concern, its operating results, sufficiency of Versatel's cash on hand and other statements made in this release. Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the "Risk Factors" and other cautionary statements included in our Form 20-F for the year ended December 31, 2001 filed with the SEC. All publicly available information dealing with this restructuring, including the draft Disclosure

Statement as maybe amended from time to time in respect of the US Chapter 11 Proceedings which is available as from today, will be available on Versatel's website at http://www.versatel.com.

This press release does not constitute an offer of securities for sale or an offer to purchase securities. No securities referred to herein may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Versatel and that will contain detailed information about the company and management, as well as financial statements. Any such offering would be made pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

Versatel Telecom International N.V. (Nasdaq: VRSA; Euronext: VRSA) is based in Amsterdam, and is a competitive telecommunications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and Northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 79,000 business customers and 1,267 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam (symbol "VRSA") and the Nasdaq National Market (symbol "VRSA"). News and information are available at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark of Versatel Telecom International N.V. in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts:

AJ Sauer                               Anoeska van Leeuwen
Investor Relations &                   Director Corporate Communications
Corporate Finance Manager              Tel: +31-20-750-1322
Tel: +31-20-750-1231                   E-mail: anoeska.vanleeuwen@versatel.nl
E-mail: aj.sauer@versatel.nl                   ------------------------------
        --------------------

Enclosure: Terms of the Restructuring

Pursuant to the terms of the restructuring, bondholders are being offered an amount in cash and shares (in a ratio as set forth below) in return for their Bonds. The total amount of cash that will be paid to the bondholders will be approximately (euro)338 million. In addition to the amounts set out below, Versatel will pay all accrued interest through 31 March 2002, which amounts to approximately (euro)11 million. Any interest on any series of Bonds which has been paid by Versatel after 31 March 2002 will reduce the cash offered in the restructuring. This should only affect the cash offered for the two series of 13 1/4 percent Senior US Dollar Notes due 2008 in relation to the cash interest that accrued thereon after 31 March 2002 and that was paid on 15 May 2002.

                                                                           Consideration Per $1,000 or (euro)1,000
                                                                            Initial Principal Amount Tendered
                                                                           ----------------------------------------
                                                                                                      Number
                                                                            Cash                    of Shares
                                                                            ----                    ---------
High Yield Notes

$225,000,000 13 1/4percent Senior US Dollar Notes due                      $245.00                    233.77
2008
$150,000,000 13 1/4percent Senior US Dollar Notes due                      $245.00                    233.77
2008
$180,000,000 11 7/8percent Senior US Dollar Notes due                        $227.50                    233.77
2009
(euro)120,000,000 11 7/8percent Senior Euro Notes due 2009              (euro)227.50                    203.45
(euro)300,000,000 11 1/4percent Senior Euro Notes due 2010            (euro)222.50                    203.45

Convertible Notes
(euro)300,000,000 4 percent Senior Convertible Notes due              (euro)172.50                    234.37
2004
(euro)360,000,000 4 percent Senior Convertible Notes due              (euro)172.50                    234.37
2005

The aggregate amount of shares offered represents approximately 80 percent of the shares of the company that would be outstanding immediately following the completion of the financial restructuring.

                                                       - * -